FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Dynamotive Energy Systems Corp (the “Issuer”)

140 – 13091 Vanier Place

Richmond, BC V6V 2J1

Tel: (604) 295-6800

Item 2

Date of Material Change

June 30, 2010

Item 3

News Release

Issued June 30, 2010 disseminated via Filing Services Canada and retransmitted by Business Wire.

Item 4

Summary of Material Change

IFP and Dynamotive Energy Systems Corporation (Dynamotive) signed a Memorandum of Understanding to cooperate in the field of pyrolysis oil upgrading with the aim to produce second Generation Biofuels.

Item 5

Full Description of Material Change

5.1 Full Description of Material Change

Vancouver, Canada, June 30, 2010 – IFP and Dynamotive Energy Systems Corporation (Dynamotive) signed a Memorandum of Understanding to cooperate in the field of pyrolysis oil upgrading with the aim to produce second Generation Biofuels.

Pyrolysis oils present several challenges to overcome as they are typically high in water, solids and acids and do not meet the specifications of fossil fuels. Dynamotive R&D venture with Dr. Radlein have started the development of a unique process which was demonstrated at the Company’s research laboratory to upgrade pyrolysis oil which could potentially overcome these challenges and could provide an economically viable process to upgrade BioOils to synthetic hydrocarbons. The Company recognizes that the development of synthetic fuels requires specific expertise which IFP has in this field.

The memorandum establishes progress milestones through 2010. Subject to satisfactory completion of the milestones the Companies may enter into definitive agreements thereafter.

Information on the upgrading process under development is available at www.dynamotive.com .

5.2 Disclosure for Restructuring Transactions

N/A

Item 6

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

Contact: Andrew Kingston, President & CEO

Telephone: (604) 295-6800

Item 9

Date of Report

June 30, 2010

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

(Signed)    Richard Lin

   ----------------------------------------------

   Richard Lin

   Chairman

DYNAMOTIVE ENERGY SYSTEMS CORPORATION                                                                                                                                                                                                   Release: June 30, 2010

Dynamotive and IFP Co-operate in Pyrolysis Oil Upgrading

Vancouver, Canada, June 30, 2010 – IFP and Dynamotive Energy Systems Corporation (Dynamotive) signed a Memorandum of Understanding to cooperate in the field of pyrolysis oil upgrading with the aim to produce second Generation Biofuels.

Pyrolysis oils present several challenges to overcome as they are typically high in water, solids and acids and do not meet the specifications of fossil fuels. Dynamotive R&D venture with Dr. Radlein have started the development of a unique process which was demonstrated at the Company’s research laboratory to upgrade pyrolysis oil which could potentially overcome these challenges and could provide an economically viable process to upgrade BioOils to synthetic hydrocarbons. The Company recognizes that the development of synthetic fuels requires specific expertise which IFP has in this field.

The memorandum establishes progress milestones through 2010. Subject to satisfactory completion of the milestones the Companies may enter into definitive agreements thereafter.

Information on the upgrading process under development is available at www.dynamotive.com .

About IFP

IFP is a world-class public-sector research and training center, aimed at developing the technologies and materials of the future in the fields of energy, transport and the environment. It provides public players and industry with innovative solutions for a smooth transition to the energies and materials of tomorrow - more efficient, more economical, cleaner and sustainable.  For details, please visit its website at http://www.ifp.fr/

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals.

Contacts:

Email: news@dynamotive.com               Website: www.dynamotive.com

Forward Looking Information

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements".  Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements.  Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions.  These risks are generally outlined in the company's 20F and other disclosure filings with the Securities and Exchange Commission.